Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2019-17

PolyMet reports results for period ended September 30, 2019

St. Paul, Minn., November 8, 2019 – PolyMet Mining Corp (“PolyMet” or the “company”) TSX: POM; NYSE American: PLM – today reported it has filed its financial results for the three and nine months ended September 30, 2019.  PolyMet is permitted to construct and operate the NorthMet copper-nickel-precious metals mine and processing plant located near Hoyt Lakes, Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards.  All amounts are in U.S. funds.  Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

Highlights and recent events for 2018 and 2019 to date
Significant progress was made during 2018 and 2019 to date.  Notably, key permits and approvals required to construct and operate NorthMet were received and title to the surface rights over and around the NorthMet mineral rights was secured.  PolyMet also released an updated technical report which included an assessment of higher potential production scenarios, and secured additional financing to complete permitting, including required wetland credits and financial assurance, advanced final engineering and other activities to facilitate the transition to construction.

More specifically:
•
In June 2019, a $265.0 million rights offering, fully backstopped by Glencore AG (“Glencore”) was completed with the proceeds used to fully repay outstanding debt and strengthen the company’s financial position.  As a result of the rights offering, Glencore ownership of the company’s issued shares increased to 71.6%;

•	In preparation for construction, the company completed geotechnical investigations, installed monitoring wells, advanced project execution planning and implemented its environmental management system;
•
In March 2019, the federal Record of Decision and wetlands permit was received from the U.S. Army Corps of Engineers, representing the last key permit or approval needed to construct and operate the NorthMet Project;

•	In December 2018, all Minnesota Pollution Control Agency permits for NorthMet which the company had applied, including air and water permits, were received; and
•
In November 2018, all Minnesota Department of Natural Resources permits for NorthMet which the company had applied, including the Permit to Mine, dam safety and water appropriations permits, were received.

Goals and objectives for the next twelve months
PolyMet’s objectives include:

•	Continue successful resolution of ongoing legal challenges to permits;
•	Maintain political, social and regulatory support for the project;
•	Finalize project optimization plan;
•	Finalize project implementation plan; and
•	Complete construction finance, subject to typical conditions precedent.

Key balance sheet statistics
(in ‘000 US dollars)

Balance Sheet	September 30, 2019	December 31, 2018
Cash	$14,995	$13,857
Working capital	8,500	(225,359)
Total assets	509,294	485,629
Total liabilities	75,724	300,587
Shareholders’ equity	$433,570	$185,042

Key income and cash flow statement statistics
(in ‘000 US dollars, except per share amounts)

	Three months ended		Nine months ended
Income and Cash Flow Statement	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
General & administrative expense	$1,287	$1,262	$5,052	$5,541
Other Expenses:
Finance & other	(380)	(30)	(277)	604
Non-cash rehabilitation accretion	671	456	1,527	1,327
Non-cash loss on land exchange	-	-	-	553
Non-cash loss on debenture modification	-	-	2,004	4,109
Loss for the period:	1,578	1,688	8,306	12,134
Loss per share	0.00	0.01	0.01	0.04
Investing Activities:
NorthMet Property	$4,749	$10,178	$14,551	$20,226
Weighed average shares outstanding	1,005,177,588	320,583,629	559,824,359	320,330,029

Loss for the three months ended September 30, 2019, was $1.578 million compared with $1.688 million for the prior year period.  Excluding non-cash compensation, general and administrative expenses for the three months ended September 30, 2019 were $1.2 million compared with $1.1 million for the prior year period.

Loss for the nine months ended September 30, 2019, was $8.306 million compared with $12.134 million for the prior year period primarily due to a lower non-cash loss on debenture refinancing in the current year period compared to the prior year and a non-cash loss on the land exchange in the prior year period.  Excluding non-cash compensation, general and administrative expenses for the nine months ended September 30, 2019 were $3.6 million compared with $3.9 million for the prior year period.

PolyMet invested $4.749 million of cash into the NorthMet Project during the three months ended September 30, 2019, compared with $10.178 million for the prior year period, and invested $14.551 million during the nine months ended September 30, 2019, compared with $20.226 million in the prior year period.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received all permits necessary to construct and operate the NorthMet Project. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media	Investor Relations
Bruce Richardson	Tony Gikas
Corporate Communications	Investor Relations
Tel: +1 (651) 389-4111	Tel: +1 (651) 389-4110
brichardson@polymetmining.com	investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release